

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 1, 2011

<u>Via E-mail</u>
Mr. Victor AbiJaoudi II
Chief Operating Officer
Incoming, Inc.
244 Fifth Avenue, V235
New York, NY 10001

> **Re: Incoming, Inc.**
> **March 11, 2011 Supplemental Response**
> **Form 8-K**
> **Filed August 24, 2010**
> **File No. 000-53616**

Dear Mr. AbiJaoudi:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Supplemental Response, submitted March 11, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28</u>

<u>Liquidity and Capital Resources, page 34</u>

1.   We note your response to comments eight and nine of our letter dated December 17, 2010. Please revise your liquidity and capital resources to:

- Address liquidity on a short and long term basis. See Instruction 5 to Item 303(a) of Regulation S-K, and
- Quantify the approximate amounts of financing provided by each of the significant sources, which appear to be "NABE current sales, collections of accounts receivable and gross proceeds from bank and related party loans."

We note that the last paragraph of your February 7, 2011 response to comment nine refers to exhibits and other disclosure locations. Your revised liquidity and capital resources section should provide the required Item 303 disclosure. Cross references to other locations and documents should be minimized to the extent the referenced information is material to an understanding of your liquidity and financial condition. Please revise accordingly.

Exhibits

2.   We note your response to comment 17 of our letter dated December 17, 2010 and we reissue the comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director